October 19, 2006

John J. Haley
President and Chief Executive Officer
Watson Wyatt Worldwide, Inc.
901 N. Glebe Rd.
Arlington, VA 22203

Re: Watson Wyatt Worldwide, Inc.
        Form 10-K for the year ended June 30, 2006
        File No. 001-16159

Dear Mr. Haley:

        We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief